

The Investor's Guide

Pigeon Loans

Our Impact

Democratizing finances for everyone through the avenue of loans.

Pigeon Loans is the world's first global platform that facilitates the creation and management of loans between friends, family, and loved ones.

 **Pigeon Loans**

By offering a space where everyday people can negotiate the terms of their loans, Pigeon Loans seeks to empower individuals to borrow and lend money with the people they trust.

With fully integrated payment options, the ability to create and sign a legally binding contract, no credit checks, rewards, and a tracking mechanism to set up payment reminders and alerts, users have a wide variety of choices when it comes to making a loan on our platform.

Our Founders

Teamwork makes the dream work.

Pigeon Loans, Inc. is currently a young and ambitious team of two.
Brian Bristol and Anna Matilde Tanga make up the entire brains, brawn, and beauty of Pigeon Loans.





Brian Bristol is a recent c/o 2019 graduate of Bowdoin College and Co-Founder of Pigeon Loans. Brian has grown his love for technology at some of the world's most renowned institutions. With time spent at Columbia University, Washington University in St. Louis, Pinterest, and Intuit, Brian has learned from and taught some of the brightest technical minds in the world.

Anna Matilde Tanga is a recent c/o 2019 graduate of Bowdoin College and Co-Founder of Pigeon Loans. Anna Matilde, or more commonly known as Tilly, is a talent in the healthcare industry. Tilly is fluent in 4 languages, and has called the United States home for over 7 years now. A prior United Kingdom native, Tilly aims to make the world a better place by leaving her mark on the healthcare and technology industries.

Our Advisors & Mentors

It takes a village to raise a Pigeon.

Over the course of our existence, we've had some phenomenal individuals offer their advice, tutelage, and wisdom. These are people we look to the most in our times of need.



Asheesh Advani

CEO of Junior Achievement Worldwide; Oxford & Wharton Alum; Founder of CircleLending w/ exit to Virgin Group; G20 Summit Keynote Speaker



Melvin Nunnery

Founder of SchollyMe; Sold to Chinese Electronic Chamber of Commerce in $1.4 Billion Exit



Galileo Russell

HyperChange Founder; Early Tesla Investor; YouTube Icon

Our Mission

Facilitate and support loans between family, friends, and loved ones.

- Within a near $200 Billion Dollar industry, everyday people within the United States will have the ability to use **Pigeon Loans** to conceptualize, create, generate, plan, and execute loan agreements with one another.

  A world of cultures, opportunities, and economies exist outside of the United States, so why not enable people all over the world to make loans with each other?

- **Trust** is the glue to our whole ecosystem. We trust our customers to provide us with feedback that makes the Pigeon Loans experience better for everyone. Our customers trust each other to make honest and wholesome loans with one another. We put our trust in our supporters & partners to help us provide the best loan experience possible to our flock of users.

Loans With The Ones You Trust

Our Focus

Become the de-facto lending platform for lenders all over the world.



We **cater** to individuals looking to: maximize their chances of getting a loan repaid in full, raise capital for a business, obtain funds for a large purchase (i.e., home, car), cover unexpected expenses.



We've built the perfect ecosystem for **lenders** to maximize their opportunity for receiving the funds given out in a loan, back over time, all while garnering interest on a loan.



We exist to build and move wealth within **communities**. By enabling the lenders of the world, we will always be able to offer support to our community in matters related to credit, debt assistance, and financial literacy.

Our Execution

At Pigeon Loans we believe execution should be a part of the plan.

- We set a goal for ourselves on June 1st, 2020. On that day, we made a commitment to create the world's **first** global lending platform dedicated to facilitating and enabling loans between friends, family, and loved ones.

- In a meer **13 weeks**, we built and launched on September 1st, 2020, a technology platform that has the capacity to disrupt and change the financial world forever.

Pillars of Pigeon Loans



Payments



Open Communication



Inclusivity



Negotiation



Contracts

Our Architecture

We used the latest and greatest technology to build Pigeon Loans



We built a custom and horizontally scalable API on top of a Stripe & HelloSign ecosystem to move money and sign legal documents all around the globe.





We exist as a single tenant micro-service that can operate in any cloud environment.
We call AWS home.

Our users interact with a secure, modern, and cost-efficient React web application. We host the Pigeon Loans front-end experience in Netlify.

8

Our Product

Seeing is believing.





Live Platform Demo

Product Explained



Our Results

Slow and steady wins the race, but if you're fast you'll never be last.

- In the first week after launch, Pigeon Loans generated over **7,000** unique social media impressions, received 2,000 visitors on our platform, and benefited from a 433% increase in user sign ups.

- On average, about **200 people** visit Pigeon Loans daily.

- Our platform can comfortably scale to **20 Million** users without any additional need for optimizations, capital injection, code changes, or employees.

- On a global scale, Pigeon Loans is the **only** financial tech platform dedicated to loans between loved ones. In the United States, we have one direct competitor and they have successfully demonstrated product-market fit over the past two years.

   ***Our platform and its technology has a pending United States** patent*.



Our Competitors

Competitors provide proof of product-market fit.



Flexible

Structured

Payments

venmo

Cash App

Zelle

LendAmi
RESPONSIBLY

ESUSU

zirtue

SoLo

Documentation

LoanBack

upcounsel

NOLO
LAW for ALL

Our Advantages

We are the best at what we do.

 We are the **only** global platform compared to our competitors. We can move currency natively in 40+ different countries. United States $200 Billion Market vs World $1 Trillion Market.

 We can move money on our platform using **any** form of payment. Direct bank connections, credit, debit, cash, check are all accessible with Pigeon Loans. Users can use Venmo, Cash App, and other competitors to move money outside of our platform; we simply track those payments accordingly.

 We offer **rewards** to our customers in the form of points, that can be cashed out for monetary incentives.

 We have **largest range** of flexibility for loans in our industry. Principal up to $25,000 USD, term lengths from 0 - 84 months, and interest rates from 0 - 99% all chosen by the Lender and Borrower of a loan.

 For customizable loans specifically, we are the most **affordable** option for Borrowers and a **free** option for Lenders.

Our Money

Simple and easy to understand revenue model



Subscription Model

$4.29 collected per Borrower per month when at least one loan is active on our platform.



Fee Collection

Dependent on the transaction a range of **0.1% - 1.5%** may be collected and kept by Pigeon Loans from the initiator of the payment.



One Off Charges

Exploring the idea of revenue streams from potential future features like: credit reporting, custom amendments & cryptocurrency integrations, collections advertising.

Our Financials



Disclaimer: This slide contains projections that cannot be guaranteed.

Scale and profitability go hand-in-hand at Pigeon Loans.

- At Pigeon Loans, we have the ***"first movers advantage"*** and ***"economies of scale"*** on our side.

- We are currently generating revenue from only a small handful of *active* loans, so we are still considered "pre-revenue". However, we have crunched the numbers and anticipate the below statistics for the future of Pigeon Loans:
  - For our worst case cost models: At **17,759 active borrowers** we will generate $4,019,342.61 in revenue and reach our projected break even point on a yearly basis.
  - Based upon $1,897 of digital advertising spend thus far, our current User Acquisition cost is roughly **$3.72 per user signup**.
  - With our current cost structure, at scale, we expect to make $1.03 for every $1.00 we spend. As we become "stickier", we will incrementally raise prices in the future and negotiate lower volume pricing with Stripe to reduce our overhead costs.

Our Growth

$$f(\text{Pigeon Loans}) = a(1 + r)^x$$



User Growth

Averaging **367%** user growth month-over-month.



Pipeline

Roughly **~1000** users are currently in our pipeline exploring the possibility of starting a loan.



Loans Growth

Averaging **78%** loan growth month-over-month.

Metrics last updated Mar. 23, 2021

Our Market Insights

Competitors provide proof of product-market fit.

- Taking into account the total global market size, an average interpersonal loan amount of $411 US dollars, our reach into 42 different countries, and assuming an average of two loans per year per person, we can potentially service **274 million paying customers** annually.

- On average, our competitors accumulated **1,000 users per month** by the end of their first year of operation. *As of December 2020, Pigeon Loans is adding about **500 users** per month.*

- The **Parent - Child relationship** is the most common interpersonal loan, with 39% of loans existing within that demographic totaling more than 52% of the total volume of funds moved within the industry.

- The Pigeon Loans subscription model best suits this industry because nearly **88% of loans** between friends and family **do not impose** an interest rate.





Our Struggles

Brand recognition. Nike, Apple, Twitter, Venmo, and now Pigeon Loans.

- Nearly 98% of people who have interacted with Pigeon Loans have described it as a ***"great idea"***, ***"I love it"***, ***"amazing"***, ***"I would use it"***, ***"so easy to use"*** or ***"transformative"***.

- In the past we were focused on speaking to borrowers in our messaging. However, this was the **wrong approach**, because with such a strong response to Pigeon Loans, only a small fraction had attempted to make a loan on our platform **~1%**.

- The Question
  - *How do we make Pigeon Loans the de-facto platform for lenders in the friends and family loan world? Can we get cultures around the world to think about Pigeon Loans whenever people are faced with a request to loan money?*



Our Revelations

Flip the script. Throw it out & reverse it.



- Through rapid experimentation and "failing forward" we've come to learn a few things:

  1. Pigeon Loans greatest target audience and largest opportunity for success lies in the battle of winning over potential **lenders** not borrowers.
  2. Individuals are extremely receptive to Pigeon Loans' digital advertising efforts, with the average campaign user-conversion-rate hovering around **29%** of all clicks.
  3. To create a *no-excuse* platform, we've finalized the process of making Pigeon Loans **free of charge for lenders**.
  4. **Distributing** this platform to angel investors, high-net worth individuals, breadwinners of families, and those alike will ultimately force borrowers to our platform, promote market saturation & drive revenue.

Your Support



Working with supporters who share our vision will make Pigeon Loans a billion dollar company.

- In order to take Pigeon Loans to the next level, we need to accomplish 3 things:
    - **Increase** outreach for our product through marketing & advertising.
    - **Establish** world class brand recognition.
    - **Capitalize** on the potential trendiness of the Pigeon Loans brand.

- To achieve these goals, Pigeon Loans first needs to reach our target audience. Initial outreach to our target audience, average between $3,000 - 5,000 per marketing campaign. For example, to inform high-net worth individuals that Pigeon Loans is cheaper than hiring a lawyer for their loan needs, we would need at least $9,000 to advertise campaigns on 3 different platforms for 1 - 2 weeks.

- Sustained advertising will be a multiple of the above figure.

$9K * 52 Weeks = **$468K** in capital minimally needed for the next year
(circa 2021)

Our Exit Strategy

With an assumed $2 Billion exit, we would potentially see a 51,182% growth in valuation.



Pre-Seed Valuation:
$3.9 Million

$2 Billion Exit Plan

51,182% Growth

Any growth in our valuation would also be reflected in your investment: your money grows, as we grow.

*Disclaimer: Please note that all projections listed here are assumed. Returns on your investment are highly risky and are not guaranteed. You may lose your entire investment or receive less returns than predicted.

Together: Our Future



Pigeon Loans can be the most disruptive financial tech company of the next decade.

- Lenders just want to **get their money back**, and borrowers want an easy & convenient way to access that capital.

- We can create a world in which Pigeon Loans is the platform of choice for loaning out money because it is simple, safe, affordable. If we can convince the world's lenders that Pigeon Loans is the most **advantageous** place for them to loan their money to the people they trust, then we've won the battle.

- When Pigeon Loans captures just 1% of the total U.S. market we will have reached a comfortable **$2 Billion Dollar Valuation**. We plan to exit in the manner that best suits our shareholders, investors, and supporters. *(Disclaimer: Valuation is of best guess assumption)*

We estimate the world market of loans between loved ones contains north of $1 Trillion of untapped potential, and Pigeon Loans plans to support this market with our world class technology and customer empathy.

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